Registration No. 33-58191
Filed Pursuant to Rule 424(b)(3)

Prospectus Supplement Dated June 29, 2001
(To Prospectus dated March 30, 2001)

ACE HARDWARE CORPORATION
698 Shares Class A (Voting) Stock, $1,000 par value
23,239 Shares Class C (Nonvoting) Stock, $100 par value

     Set forth below is certain financial information of Ace Hardware Corporation with respect to the thirteen week period ended March 31, 2001.

                                                        ACE HARDWARE CORPORATION
                                       CONDENSED CONSOLIDATED BALANCE SHEETS
                                                                         (000's Omitted)
	March 31,		December 30,
	2001		2000
		(Unaudited)
ASSETS

Current Assets:
Cash and Cash Equivalents	$ 23,470		$ 24,644
Short-Term Investments	12,723		12,772
Accounts Receivable, Net	380,951		372,971
Merchandise Inventory	405,107		395,565
Prepaid Expenses and Other	14,871		15,105
Current Assets

Total Current Assets	837,122		821,057

Property and Equipment, Net	264,228		261,890
Other Assets	42,435		40,863

Total Assets	$1,143,785		$ 1,123,810

Liabilities and Member Dealers' Equity

Current Liabilities:
Current Installment of Long-Term Debt	$ 6,834		$ 6,904
Short-Term Borrowings	119,500		81,500
Accounts Payable	443,108		448,766
Patronage Dividends Payable in Cash	37,776		34,764
Patronage Refund Certificates Payable	9,121		4,795
Accrued Expenses	58,048		63,224

Total Current Liabilities	674,387		639,953

Long-Term Debt	105,620		105,891
Patronage Refund Certificates Payable	60,705		68,385
Other Long-Term Liabilities	25,934		24,923

Total Liabilities	866,646		839,152

Member Dealers' Equity:
Class A Stock of $1,000 Par Value	3,819		3,783
Class B Stock of $1,000 Par Value	6,499		6,499
Class C Stock of $100 Par Value	250,758		250,480
Class C Stock of $100 Par Value, Issuable	26,220		24,267
Additional Stock Subscribed, Net
Of Unpaid Portion	345		351
Retained Deficit	(8,725)		(5,551)
Contributed Capital	13,485		13,485
Accumulated Other Comprehensive Income	(1,003)		(162)

	291,398		293,152
Less: Treasury Stock, at Cost	(14,259)		(8,494)

Total Member Dealers' Equity	277,139		284,658

Total Liabilities and Member Dealers' Equity	$1,143,785	$ 1,123,810

                                                   ACE HARDWARE CORPORATION
                       CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                                                  (000'S OMITTED)
                                                                          Unaudited

Thirteen Weeks Ended

	March 31,	April 1,
	2001	2000

Net Sales	$ 695,595	$ 701,009
Cost of Sales	600,917	638,250
Gross Profit	58,678	62,759

Operating Expenses
Warehouse and Distribution	9,598	7,974
Selling, General and Administrative	23,304	23,385
Retail Success and Development	18,575	16,648
Total Operating Expenses	51,477	48,007

Operating Income	7,201	14,752

Interest Expense	(5,603)	(4,702)
Other Income, Net	3,210	3,786
Income Taxes	228	510
Net Earnings	$ 5,036	$ 14,346

Distribution of Net Earnings
Patronage Dividends	$ 8,210	$ 15,481
Retained Earnings	(3,174)	(1,135)
Net Earnings	$ 5,036	$ 14,346

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
000's Omitted
(Unaudited)

Thirteen Weeks Ended

	March 31,	April 1,
	2001	2000

Net Earnings	$ 5,036	$ 14,346
Unrealized Gains on Securities	339	-
Foreign Currency Translation, Net	(1,180)	(56)

Comprehensive Income	$ 4,195	$ 14,290

See accompanying notes to condensed consolidated financial statements.

                                                          ACE HARDWARE CORPORATION
                             CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                           (000's omitted)
                                                                              (Unaudited)

Thirteen Weeks Ended

March 31,	April 1,
2001	2000

Operating Activities:
Net Earnings	$ 5,036	$ 14,346

Adjustments to reconcile net earnings to
net cash used in operating activities:
Depriciation and amortization	6,788	6,116
Increase in accounts receivable, net	(9,726)	(37,869)
Increase in inventories	(9,542)	(42,064)
Increase (decrease) in other current
assets	234	(679)
Increase (decrease) in accounts payable
And accrued expenses	(10,834)	39,280
Increase in other long-term liabilities	1,011	348
Net Cash Used in Operating Activities	(17,033)	(20,521)

Investing Activities:
Purchase of property and equipment	(9,126)	(8,811)
Increase in other assets	(2,364)	(7,598)
Net Cash Used in Investing Activities	(11,490)	(16,409)

Financiang Activities:
Proceeds of short-term borrowings	38,000	38,971
Principal payments on long-term debt	(341)	(1,772)
Payments of patronage refund certificates	(4,853)	(89)
Proceeds from sale of common stock	308	477
Repurchase of common stock	(5,765)	(4,055)
Net Cash Provided By Financing Activities	27,349	33,532

Decrease in Cash and Cash Equivalents	(1,174)	(3,398)

Cash and Cash Equivalents at Beginning of
Period	24,644	35,422

Cash and Cash Equivalents at End of Period	$ 23,470	$ 32,024

See accompanying notes to condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements

1) General

      The condensed consolidated interim period financial statements presented herein do not include all of the information and disclosures required in annual financial statements and have not been audited, as permitted by the rules and regulations of the Securities and Exchange Commission. The condensed consolidated interim period financial statements should be read in conjunction with the annual financial statements included in the Ace Hardware Corporation Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 22, 2001. In the opinion of management, these financial statements have been prepared in conformity with generally accepted accounting principles and reflect all adjustments necessary for a fair statement of the results of operations and cash flows for the interim periods ended March 31, 2001 and April 1, 2000 and of it's financial position as of March 31, 2001. All such adjustments are of a normal recurring nature. The results of operations for the thirteen week periods ended March 31, 2001 and April 1, 2000 are not necessarily indicative of the results of operations for a full year.

2) Patronage Dividends

The Company operates as a cooperative organization and will pay patronage dividends to consenting member dealers based on the earnings derived from business done with such dealers. It has been the practice of the Company to distribute substantially all patronage sourced earnings in the form of patronage dividends.

Net earnings and patronage dividends will normally be similar since patronage sourced net earnings is paid to consenting member dealers. International dealers signed under a Retail Merchant Agreement are not eligible for patronage dividends and related earnings or losses are not included in patronage sourced earnings.

3) Reclassifications

Certain financial statement reclassifications have been made to prior year and prior quarter amounts to conform to comparable classifications followed in 2001.

4) Segments

The Company is principally engaged as a wholesaler of hardware and related products and manufactures paint products. The Company identifies segments based on management responsibility and the nature of the business activities of each component of the Company. The Company measures segment earnings as operating earnings including an allocation for administrative expenses, interest expense and income taxes. Information regarding the identified segments and the related reconciliation to consolidated information is as follows:

Thirteen Weeks Ended
	March 31, 2001
				Elimination
		Paint		Intersegment
	Wholesale	Manufacturing	Other	Activities	Consolidated
Net Sales from External
Customers	$ 644,030	$ 4,154	$11,411	$ -	$ 695,595
Intersegment Sales	4,221	23,919	-	(28,140)	-
Segment Earnings (Loss)	3,999	2,362	(1,325)	-	5,036

Thirteen Weeks Ended
	April 1, 2000
				Elimination
		Paint		Intersegment
	Wholesale	Manufacturing	Other	Activities	Consolidated
Net Sales from External
Customers	$ 686,781	$ 5,001	$ 9,227	$ -	$ 701,009
Intersegment Sales	4,353	23,372	-	(27,725)	-
Segment Earnings (Loss)	13,123	2,171	(325)	(55)	14,346

5) Subsequent Event

     Subsequent to March 31, 2001 the Company entered into a $100.0 million private placement Master Note Agreement of which $70.0 million was issued on April 26, 2001. These Senior Notes have an effective rate of 7.27% and mature April 30, 2013. Proceeds were used to reduce short-term borrowings and for other general corporate purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations
         Thirteen Weeks Ended March 31, 2001 compared to Thirteen Weeks Ended April 1, 2000.

         Results of Operations

Consolidated sales decreased 5.9%. Domestic sales declined 4.0% while International sales were affected by a sale of Ace stores and reduced sales in Canada. The decline in domestic sales is primarily due to lower sales to our existing retailer base due to the softening economy and later spring weather partially offset by conversions of new stores to the Ace program.
Gross profit decreased $4.1 million and decreased slightly as a percent of total sales from 8.95% in 2000 to 8.90% in 2001. The decrease resulted primarily from lower handling charges, lower cash discounts due to lower sales and merchandise purchases and higher warehousing costs absorbed into inventory. Higher vendor rebates and margin from company-owned retail locations partially offset the gross profit decline.
Warehouse and distribution expenses increased $1.6 million over 2000 and increased as a percent of total handled sales from 1.63% in 2000 to 2.05% in 2001. Increased utilities and distribution expenses associated with the new Loxley, Alabama distribution facility and the start-up of the Prince George, Virginia facility drove the higher warehouse expenses.

Selling, general and administrative expenses remained flat due to continued cost control measures put in place.

Retail success and development expenses increased $1.9 million primarily due to costs associated with operating additional company-owned retail locations and investments made at retail to support our Vision 21 strategy. Increases in this category are directly related to retail support of the Ace retailer as the Company continues to make investments in our dealer base.

Interest expense increased $901,000 due to higher average borrowing levels. The increased borrowing levels result from completion of the construction of the Loxley, Alabama distribution center, the expansion of our LaCrosse, Wisconsin facility and increased retailer dating programs.

Other income decreased $576,000 primarily due to lower income realized on non-controlling investments in affiliates.

Liquidity and Capital Resources

The Company expects that existing and internally generated funds, along with new and established lines of credit and long-term financing, will continue to be sufficient in the foreseeable future to finance the Company's working capital requirements and patronage dividend and capital expenditures programs. The Company entered into a $100.0 million private placement Master Note Agreement. Proceeds were used to reduce short-term borrowings and for other general corporate purposes.

Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in the Company's market risk during the thirteen week period ended March 31, 2001. For additional information, refer to Item 7a in the Company's Annual Report on Form 10-K for the year ended December 30, 2000.